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Mr. John Lemmon                                          April 14, 1998
IFGP Corporation
One Insignia Financial Plaza
Greenville, SC 29602

Reference:  Update Appraisal of Poplar Square, located at 2300-2366, 2380
            Poplar Drive, Medford, Jackson County, Oregon.

Dear Mr. Lemmon:

In accordance with the engagement letter dated March 31, 1997, I have appraised the above captioned property as of April 2, 1998. The purpose of this report is to estimate the market value of the leased fee interest in the subject real estate. The function of this appraisal is to serve as an update to the limited summary report performed by KTR on August 21, 1995 and the subsequent updates on February 25, 1996 and April 21, 1997. Supporting documentation of the analysis and conclusions has been retained in my files and may be reviewed upon request.

Briefly described, the subject consists of a 10.49-acre parcel located on the east side of Poplar Drive and the south side of Hinton Road. The site is irregular in shape, level and at grade with the fronting streets. It is fully serviced with all typical public utilities and zoned for regional commercial development. In 1984, the site was improved with a 166,274 square foot community shopping center. The subject comprises 118,474 square feet of the improvements, as one of the anchor stores, G.I. Joes, is not included within the property under appraisal. The center's occupancy is 93% overall, 90% for the subject's portion. Recent leasing has been good, with seven out of the last eight expiring tenants retained on renewals, and one new lease. One small tenant recently failed mid-term. Ross is in the middle of its first option from March 1996 through February 2001. Near term exposure to vacancy is therefore below average.

The report has been prepared in conformance with and is subject to the Code of Professional Ethics and Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation. In addition, this report complies with the Appraisal Standards as set forth in the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA).

The estimated marketing period to sell the subject property, assuming it is placed on the market at the value estimate concluded herein, is 6 to 12 months.

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April 14, 1998
Mr. John Lemmon
Page 2

Based upon the research and analysis of data, which has been considered in connection with this report, it is my opinion that the market value of the leased fee interest in the subject real estate, as of April 2, 1998 is:

               EIGHT MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS

                                 ($8,250,000)

Respectfully submitted,

KOEPPEL TENER REAL ESTATE
SERVICES, INC.

By
   --------------------------------------
   Andrew T. Robinson, MAI